U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted pursuant to rule 14a-6(g)

1.	Name of registrant:

Rowan Companies, Inc.

2.	Name of person relying on exemption:

C.R. Palmer

3.	Address of person relying on exemption:

520 Post Oak Boulevard
Suite 780
Houston, TX 77027

4.	Written materials. The following written material is attached:

Exhibit 1: Press release by C. R. Palmer dated March 31, 2005.